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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Kalstar Aviation Signs Firm Order for up to 10 E190-E2s

Farnborough, UK, July 11, 2016 – Embraer announced today, at the 2016 Farnborough Airshow, that Kalstar Aviation, an Indonesian regional operator, signed a firm order for five E190-E2s. The contract also included five purchase rights for the same model, bringing the total potential order to up to ten aircraft. The order has an estimated value of USD 582 million, at current list price, if all the purchase rights are confirmed.

The transaction will be included in Embraer’s 2016 third-quarter backlog. The deliveries of Kalstar’s orders are scheduled to begin in the first quarter of 2020. This new order brings the E-Jets E2 backlog to 272 firm orders plus 388 Letters of Intent (LoIs), options and purchase rights – a total of 660 commitments from airlines and leasing companies.

“Kalstar Aviation has taken a differentiated path in the Indonesian market by utilizing current generation E-Jets, and soon the E2s, to grow their business sustainably and to provide their passengers an unparalleled cabin experience,” said John Slattery, President & CEO, Embraer Commercial Aviation. “The E190-E2 jet promises to be the best aircraft in its category and will provide greater efficiency to Kalstar Aviation.”

“We are looking forward to the enhanced performance and economics that the E190-E2 brings, while still maintaining a high level of cockpit commonality with the existing E-Jets. This means an easy transition for our pilots when they operate both the current E-Jets and the E-Jets E2,” said Andi Masyhur, CEO Kalstar Aviation. “Passenger feedback on the existing E-Jets we operate has been very positive and we look forward to impressing them further with the new E190-E2 in the coming years.”

Established in 2007, Kalstar Aviation, named after ‘Kalimantan Star’, has been connecting passengers to cities in the province of Kalimantan – an area known for mining and agriculture. The airline currently operates an E190 and two E195s on domestic routes in Indonesia.

Embraer is the world’s leading manufacturer of commercial jets that seat up to 130 passengers. The Company has 100 customers all over the world operating the ERJ and E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged nearly 1,700 orders and over 1,200 deliveries, with the E-Jets redefining the traditional concept of regional aircraft by operating across a range of business applications.

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PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	press@embraer.com.br Cell: +11 94254 4017 Tel.: +11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	press@embraer.com.br Cell: +11 94254 4017 Tel.: +11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer